FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated August 132007 by Excel Maritime Carriers Ltd. Reports Results for the Second Quarter and Six Months Period Ended June 30, 2007 and Declares Quarterly Dividend of $0.20 per share

Exhibit 1

NEWS RELEASE for August 13, 2007

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

        www.excelmaritime.com

Excel Maritime Reports Results for the Second Quarter and Six   Month Period Ended June 30, 2007 and

Declares Quarterly Dividend of $0.20 per share

ATHENS, GREECE – August 13, 2007 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its financial and operating results for the second quarter and six month period ended June 30, 2007 and declared a quarterly dividend of $0.20 per share for the second quarter 2007.

Second Quarter 2007 Highlights:

•

Net income of $20.3 million or $1.02 per share calculated on 19,960,736 shares for the period on revenue from operations of $37.3 million.

•

EBITDA was $30.00 million. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

•

An average of 16.4 vessels were operated earning a blended average time charter equivalent rate of $25,142 per day.

•

Declared a quarterly dividend of $0.20 per share for the second quarter 2007 payable on September 10th 2007 to shareholders of record on August 31st  2007.

Six Months 2007 Highlights:

•

Net income of $32.6 million or $1.63 per share calculated on 19,960,001 shares for the period on revenue from operations of $73.4 million.

•

EBITDA was $52.5 million. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

•

An average of 16.7 vessels were operated earning a blended average time charter equivalent rate of $23,760 per day.

•

Initiated a quarterly dividend payout policy of $0.20 per share. Declared dividends for the first and second quarter 2007 aggregating $0.40 per share.

Recent Fleet Developments:

•

In July 2007, the Company fixed two vessels on profitable long-term employment with first class charterers. Specifically, secured the M/V Powerful, a 1994 built 70,083 dwt Panamax under a time charter for a period of 23-25 months at $ 39,000 per day. Also, secured the M/V Princess I, a 1994 built 38,858 dwt Handymax under a time charter for a period of 22-24 months at $ 30,000 per day.

•

Following these time charter agreements, 53% of Excel’s fleet operating days for the second half of 2007, 62% for the full year 2007 and 40% for the full year 2008 are fixed under short-and long-term time charters.

•

In July 2007 the Company entered into agreements to acquire two Supramax bulk carriers expanding the fleet to 18 vessels with an aggregate carrying capacity of 1,074,022 and an average fleet age to 12.9 years. As announced, Excel agreed to acquire the M/V July M, a 2005 built, 55,567 dwt vessel and the M/V Mairouli, a 2005 built, 53,206 dwt vessel, both with expected delivery in the fourth quarter 2007.

CEO Christopher Georgakis commented: “We are pleased to report another quarter with strong operational and financial results, as our company continues to benefit from the strength in the shipping markets and the consistent implementation of our balanced fleet deployment strategy.

We increased our charter coverage to 53% of our fleet operating days for the second half of 2007 and 40% for the full year 2008, thereby locking in strong rates and predictable cash flows for the longer term, while with the rest of our fleet we continue to take advantage of spot market opportunities as they arise.

When the acquisition of the two Supramax vessels is completed in the fourth quarter of 2007, we will have expanded our fleet to 18 vessels, while lowering our average fleet age to 12.9 years, thus adding capacity and diversity to our fleet, at a time of high customer demand and robust freight rates.

We believe that our strong balance sheet with its significant liquidity and low net leverage of 32% post acquisition of the Supramax vessels will enable us to further pursue fleet expansion opportunities, while at the same time continue to reward our shareholders with stable dividends.

We are also pleased to announce the declaration of our second consecutive quarterly dividend of $0.20 per share.”

Second Quarter 2007 Results:

Total revenues for the second quarter 2007 amounted to $37.3 million as compared to $26.7 million for the same period in 2006. Net income for the second quarter 2007 amounted to $20.3 million versus $4.5 million for the same period in 2006.

Earnings per share for the second quarter 2007, calculated on 19,960,736 shares were $1.02 compared to $0.23 in the second quarter of 2006.  The average number of shares outstanding in the second quarter of 2006 was 19,949,644.

The results of the second quarter 2007 included a gain of $6.2 million or $0.31 per share from the sale of the M/V Goldmar, a Handymax dry bulk carrier of 39,697 dwt, built in 1984 in Japan, which was sold in May 2007.

The results of the second quarter 2007 still include $0.4 million of income or $0.02 per share due to Excel's participation in Oceanaut.  It should be noted that currently, Oceanaut is accounted for as an equity investment by Excel.  The Company is reviewing the relevant US GAAP accounting rules and guidelines in order to determine if the equity method of accounting, which is the method currently used, is the most appropriate method or if Oceanaut should be fully consolidated.  Either accounting treatment is expected to have a similar effect on Excel's consolidated net income while the balance sheet presentation would differ.  It is expected that the Company will finalize this issue during the third quarter of 2007.

EBITDA for the second quarter 2007 was $ 30.00 million compared to $14.9 million during the second quarter 2006. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 16.4 vessels were operated during the second quarter 2007 earning a blended average time charter equivalent rate of $25,142 per day, compared to an average of 17 vessels operated during the second quarter 2006 earning a blended average time charter equivalent rate of $17,526 per day.

Six Months 2007 Results:

Total revenues for the six months ended June 30, 2007 amounted to $73.4 million as compared to $56.2 million for the same period in 2006. Net income for the six months ended June 30, 2007 amounted to $32.6 million versus $11.9 million for the same period in 2006.

Earnings per share for the six months ended June 30, 2007, calculated on 19,960,001 shares were $1.63 compared to $0.59 for the same period 2006.  The average number of shares outstanding in the six months ended June 30, 2006, 19,945,140.

The results for the six months ended June 30, 2007 include a gain of $6.2 million or $0.31 per share from the sale of the M/V Goldmar, a Handymax dry bulk carrier of 39,697 dwt, built in 1984 in Japan, which was sold in May 2007.

The results of the six months ended June 30, 2007 include $0.5 million of income or $0.02 per share due to Excel's participation in Oceanaut.

EBITDA for the six months ended June 30, 2007 was $ 52.50 million compared to $32.6 million during the same period 2006. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 16.7 vessels were operated during the six months ended June 30, 2007 earning a blended average time charter equivalent rate of $23,760 per day, compared to an average of 17 vessels operated during the same period 2006 earning a blended average time charter equivalent rate of $17,918 per day.

Quarterly Dividend:

On August 13, 2007, the Board of Directors for the company approved the Company’s quarterly dividend of $0.20 per share, payable on September 10th 2007 to shareholders of record as of August 31st, 2007.

This is the second consecutive quarterly dividend declared since the Company commenced a dividend policy beginning with the first quarter 2007. The declaration of each quarterly dividend is anticipated to take place concurrently with the announcement of the Company’s earnings for that period.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US), 0800-694-1503 (from the UK) or +44 (0) 1452-586-513 (all other callers). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until August 21, 2007 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents our fleet as of the date of this release.  This table takes into account the acquisition of the M/V July M and the M/V Mairouli.

Name	Type	Dwt	Year Built
Panamax
Isminaki	Panamax	74,577	1998
Angela Star	Panamax	73,798	1998
Elinakos	Panamax	73,751	1997
Happy Day	Panamax	71,694	1997
Powerful	Panamax	70,083	1994
First Endeavour	Panamax	69,111	1994
Rodon	Panamax	73,670	1993
Birthday	Panamax	71,504	1993
Renuar	Panamax	70,128	1993
Forteza	Panamax	69,634	1993
Total Panamax	10	717,950
Handymax
Emerald	Handymax	45,588	1998
Princess I	Handymax	38,858	1994
Marybelle	Handymax	42,552	1987
Attractive	Handymax	41,524	1985
Lady	Handymax	41,090	1985
Swift	Handymax	37,687	1984
Total Handymax	6	247,299
Grand Total	16	965,249	14.5
Additional Vessels to be delivered within the fourth quarter 2007
July M	Supramax	55,567	2005
Mairouli	Supramax	53,206	2005
Total Supramax	2	108,773
Grand Total	18	1,074,022	Avg. Age:12.9

Summary Fleet Data:

	Second Quarter 2007	Second Quarter 2006
FLEET DATA
Average number of vessels (1)	16.4	17
Available days for fleet (2)	1,352	1,405
Calendar days for fleet (3)	1,495	1,547
Fleet utilization (4)	90%	91%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$25,142	$17,526
Vessel operating expenses (6)	$5,211	$4,826
General and administrative expenses (7)	$1,948	$1,540
Total vessel operating expenses (8)	$7,159	$6,366

	Six Month Period Ended June 30, 2007	Six Month Period Ended June 30, 2006
FLEET DATA
Average number of vessels (1)	16.7	17
Available days for fleet (2)	2,817	2,886
Calendar days for fleet (3)	3,025	3,077
Fleet utilization (4)	93%	94%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$23,760	$17,918
Vessel operating expenses (6)	$5,317	$4,930
General and administrative expenses (7)	$1,762	$1,343
Total vessel operating expenses (8)	$7,079	$6,273

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days the Company possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Reconciliation

(In thousands of Dollars)

	Second Quarter 2007	Second Quarter 2006
Voyage Revenues	$37,126	$26,584
minus Voyage Expenses	$2,668	$1,641
minus Commission from a Related Party	$467	$327
Total Revenue, net of voyage expenses	$33,991	$24,616
Total Available days	1,352	1,405
Time Charter Equivalent	$25,142	$17,526

	Six Month Period Ended June 30, 2007	Six Month Period Ended June 30, 2006
Voyage Revenues	$72,991	$55,928
minus Voyage Expenses	$5,146	$3,526
minus Commission from a Related Party	$913	$692
Total Revenue, net of voyage expenses	$66,932	$51,710
Total Available days	2,817	2,886
Time Charter Equivalent	$23,760	$17,918

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent (TCE) Results by Type of Vessel & Employment

	Second Quarter 2007	Second Quarter 2006
Panamax spot TCE ($) Number of available days	$35,857 14	$16,233 264
Panamax period TCE ($) Number of available days	$25,531 811	$22,764 585
Handymax spot TCE ($) Number of available days	$25,577 280	$12,517 426
Handymax period TCE ($) Number of available days	$22,758 247	$12,991 130
Total fleet spot TCE ($) Number of available days	$26,070 294	$13,938 690
Total fleet period TCE ($) Number of available days	$24,884 1,058	$20,988 715

	Six Month Period Ended June 30, 2007	Six Month Period Ended June 30, 2006
Panamax spot TCE ($) Number of available days	$35,857 14	$16,888 534
Panamax period TCE ($) Number of available days	$25,128 1,697	$22,748 1,202
Handymax spot TCE ($) Number of available days	$22,328 694	$12,533 872
Handymax period TCE ($) Number of available days	$20,117 411	$15,903 279
Total fleet spot TCE ($) Number of available days	$22,597 708	$14,187 1,405
Total fleet period TCE ($) Number of available days	$24,151 2,109	$21,459 1,481

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

Condensed Statement of Cash Flows

(In thousands of Dollars)

	Six Month Period Ended June 30, 2007 (Unaudited)	Six Month Period Ended June 30, 2006 (Unaudited)
Cash and cash equivalents, beginning of year	86,289	58,492
Provided by (Used in):
Operating Activities	41,429	23,269
Investing Activities	4,188	(265)
Financing Activities	(21,113)	(3,289)
Net increase (decrease) in cash and cash equivalents	24,504	19,715
Cash and cash equivalents, end of period	110,793	78,207

EBITDA Reconciliation (1)

(In thousands of Dollars)

	Second Quarter Ended June 30, 2007	Second Quarter Ended June 30, 2006
Net Income	20,305	4,532
plus Net Interest Expense	1,765	2,985
Plus Depreciation	6,957	7,063
Plus Amortization	910	147
Plus Taxes	56	139
EBITDA	29,993	14,866

EBITDA Reconciliation (1)

(In thousands of Dollars)

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Net Income	32,570	11,867
plus Net Interest Expense	4,118	6,090
Plus Depreciation	14,075	14,125
Plus Amortization	1,597	264
Plus Taxes	112	278
EBITDA	52,472	32,624

(1) Excel Maritime considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s Management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.  EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED JUNE 30, 2007 AND JUNE 30, 2006

(In thousands of Dollars, except per share data)

	Second Quarter 2007	Second Quarter 2006
	Unaudited	Unaudited
REVENUES
Voyage Revenues	37,126	26,584
Revenue from managing vessels	204	139
Revenue from Operations	37,330	26,723

EXPENSES
Voyage expenses	2, 668	1,641
Voyage expenses - Related party	467	327
Vessel operating expenses	7,791	7,466
Depreciation expense	6,957	7,063
Amortization for drydocking and special survey	910	147
General and administrative expenses	2,913	2,383
	21,706	19,027

GAIN ON SALE OF VESSELS	6,194	-

Income from operations	21,818	7,696
OTHER INCOME (EXPENSES):
Interest and finance costs	(3,189)	(4,006)
Interest Income	1,424	1,021
Other, net	(46)	(44)
Total other income (expenses), net	(1,811)	(3,029)

Net Income from Operations	20,007	4,667

US Source Income Taxes	(56)	(139)
Net Income, after taxes and before minority interest	19,951	4,528

Minority interest	-	4

Income from Investment in affiliate	354	-

Net income	$20,305	$4,532

Earnings per common share, basic	$1.02	$0.23
Weighted average number of shares basic	19,949,644	19,949,644
Earnings per common share, diluted	$1.02	$0.23
Weighted average number of shares diluted	19,960,736	19,949,644

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND JUNE 30, 2006

(In thousands of Dollars, except per share data)

	SIX MONTHS 2007	SIX MONTHS 2006
	Unaudited	Unaudited
REVENUES
Voyage Revenues	72,991	55,928
Revenue from managing vessels	365	279
Revenue from Operations	73,356	56,207

EXPENSES
Voyage expenses	5,146	3,526
Voyage expenses - Related party	913	692
Vessel operating expenses	16,085	15,171
Depreciation expense	14,075	14,125
Amortization for drydocking and special survey	1,597	264
General and administrative expenses	5,331	4,133
	43,147	37,911

GAIN ON SALE OF VESSELS	6,194	-

Income from operations	36,403	18,296
OTHER INCOME (EXPENSES):

Interest and finance costs	(6,703)	(7,940)
Interest Income	2,585	1,850
Other, net	(68)	(65)
Total other income (expenses), net	(4,186)	(6,155)

Net Income from Operations	32,217	12,141

US Source Income Taxes	(112)	(278)
Net Income, after taxes and before minority interest	32,105	11,863

Minority interest	2	4

Income from Investment in affiliate	463	-

Net income	$32,570	$11,867

Earnings per common share, basic	$1.63	$0.59
Weighted average number of shares basic	19,949,644	19,945,140
Earnings per common share, diluted	$1.63	$0.59
Weighted average number of shares diluted	19,960,001	19,945,140

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2007 (UNAUDITED) AND DECEMBER 31, 2006 (AUDITED)

(In  thousands of U.S. Dollars, except per share data)

	June 30, 2007	December 31, 2006
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	110,793	86,289
Restricted cash	4,727	4,534
Accounts receivable	1,884	2,646
Inventories	1,204	1,066
Prepayments and advances	743	1,253
Total Current Assets	119,351	95,788

FIXED ASSETS:
Vessels', net	414,735	437,418
Office furniture & equipments, net	1,414	983
Total fixed assets	416,149	438,401

OTHER NON CURRENT ASSETS:
Investment in affiliate	11,467	-
Goodwill	400	400
Deferred Charges, net	6,462	4,296
Restricted cash	10,273	10,466
Total Assets	564,102	549,351

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	31,016	32,452
Accounts payable	5,251	3,178
Deferred revenue	2,416	1,892
Accrued liabilities	5,588	5,363
Financial Instruments	571	834
Total Current Liabilities	44,842	43,719

LONG-TERM DEBT, net of current portion and net of deferred financing fees	167,916	185,467
Minority interest	-	4
STOCKHOLDERS' EQUITY:
Preferred Stock, $0.01 par value: 5,000,000 shares authorized, none issued
Common Stock, $0.10 par value: 49,000,000 Class A shares and 1,000,000 Class B shares authorized 19,595,153 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2006 19,893,556 Class A shares and 135,326 Class B shares, issued and outstanding at June 30, 2007	199	197
Additional paid-in capital	189,781	182,410
Shares to be issued	-	6,853
Accumulated Other Comprehensive Loss	(79)	(79)
Due from related party	-	(2,024)
Retained earnings	161,632	132,993
Less: Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31, 2006 and June 30, 2007	(189)	(189)
Total stockholders' equity	351,344	320,161
Total Liabilities & Stockholders' Equity	564,102	549,351

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2007 (UNAUDITED) AND JUNE 30, 2006 (UNAUDITED)

(In thousands of Dollars)

	June 30, 2007 Unaudited	June 30, 2006 Unaudited

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period, after taxes	32,570	11,868
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation & Amortization	15,869	14,369
Gain on sale of vessels	(6,194)	0
Other non cash expenses	257	460
Income from Investment in affiliate	(467)	0
Increase/Decrease in:
Current Assets	1,134	204
Increase/Decrease in:
Current Liabilities	2,822	(1,029)
Payments for dry docking & special survey	(4,562)	(2,603)
a. Net cash from Operating Activities	41,429	23,269

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds from sale of vessels	15,740	0
Investment	(11,000)	0
Office furniture & equipments	(552)	(265)
b.Net cash from (used in) Investing Activities	4,188	(265)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from long-term debt	0	0
Payment principal of loan	(19,202)	(21,675)
Minority Interest	(4)	4
Issuance of common stock, net of related issuance costs	2,024	0
Dividend paid	(3,931)	0
Increase in restricted cash	0	18,382
c.Net cash from (used in) Financing Activities	(21,113)	(3,289)

Net increase(decrease) in cash & cash equivalents	24,504	19,715
Cash & cash equivalents at beginning of period	86,289	58,492
Cash & cash equivalents at end of the period	110,793	78,207

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest payments	6,706	7,613
US Source Income Taxes	162	626

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The Company’s current fleet consists of 16 vessels (ten Panamax and six Handymax vessels) with a total carrying capacity of 965,249 dwt. In addition, the company has agreed to acquire two Supramax vessels, expected to be delivered to the Company within the fourth quarter 2007. Upon delivery of the vessels the Company will have a fleet of 18 vessels (ten Panamax, two Supramax and six Handymax vessels) with a total carrying capacity of 1,074,022 deadweight tons. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: August 13, 2007

  By: /s/ Christopher J. Georgakis

 ---------------------------------------------

 Christopher J. Georgakis

President and Chief Executive Officer